Exhibit 99.1


Name and Address of Reporting Person:	William P. Foley II
601 Riverside Avenue
Jacksonville, FL  32204

Issuer Name and Ticker or Trading Symbol:	Black Knight, Inc. (BKI)

Date of Earliest Transaction Required
to be Reported (Month/Day/Year):	1/5/2021

Additional Responses:

(1) Reflects the settlement of a tranche of a transaction pursuant to a prepaid variable forward sale contract (the ?Contract?) entered into by the Reporting
Person on January 5, 2018 (the ?Execution Date?), with an unaffiliated third party buyer (the ?Buyer?). The Contract obligates the Reporting Person to deliver to the Buyer up to an aggregate of 1,000,000 shares of Common Stock in the future (or, at the Reporting Person?s election, an equivalent amount of cash based on the market price of the Common Stock at that time). In exchange for assuming this obligation, the Reporting Person received a cash payment of $35,400,000 on the second business day following the Execution Date. The Reporting Person pledged 1,000,000 shares of Common Stock to secure his obligations under the Contract and retains dividend and voting rights in such shares during the term of the pledge. The transaction settles in ten tranches of
  100,000 shares (or a fraction of 100,000 shares as described below) on each date (each, a ?Settlement Date?) for which trades executed on each of the following dates in 2021 (each, a ?Valuation Date?) settle under the relevant clearance system: January 5, 6, 7, 8, 11, 12, 13, 14, 15, and 19. The contract specifies a ?Forward Floor Price? of $41.3069 per share and a ?Forward Cap Price? of $59.6656 per share. On each Settlement Date, the Reporting Person will deliver to the Buyer, subject in each case to certain adjustments (e.g., spin-off or extraordinary event): (a) if the ?Settlement Price? (for each Settlement Date, the closing price of Common Stock on the related Valuation
Date) is less than or equal to the Forward Floor Price, 100,000 shares; (b) if the Settlement Price is above the Forward Floor Price but less than or equal to the Forward Cap Price, a number of shares equal to (i) 100,000 multiplied by
(ii) a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; or (c) if the Settlement Price is above the Forward Cap Price, a number of shares equal to (i) 100,000 multiplied by (ii) a fraction, the numerator of which is the Forward Floor Price plus the Settlement Price minus the Forward Cap Price, and the denominator of which is the Settlement Price.

(2) On June 5, 2021, the Settlement Price was $87.84. Accordingly, the Reporting Person will transfer to the Buyer 79,099 shares and will retain 20,901 shares, pursuant to the terms of the Contract.

(3) Not applicable.